Frontier Funds, Inc.	Frontegra Strategies, LLC
400 Skokie Blvd., Suite 500	400 Skokie Blvd., Suite 500
Northbrook, Illinois 60662	Northbrook, Illinois 60662

October 6, 2017

VIA EDGAR

Mr. John Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C. 20549

RE:	Frontier Funds, Inc. (Registration Nos.: 333-220208)
Form N-14 — Frontier Netols Small Cap Value Fund

Dear Mr. Ganley:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Frontier Funds, Inc. and Frontegra Strategies, LLC, hereby request acceleration of the Proxy Statement/Prospectus on Form N-14, as amended, filed with the Securities and Exchange Commission on October 6, 2017, such that the Registration Statement will become effective at 4:00 p.m. (Eastern Time) on October 6, 2017, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.  Please contact Ms. Ellen Drought of Godfrey & Kahn, S.C. at (414) 287-9517 if you have any questions or need further information.

Very truly yours,

Frontier Funds, Inc.

/s/ William D. Forsyth III
By:	William D. Forsyth III
Its:	President

Frontegra Strategies, LLC

/s/ William D. Forsyth III
By:	William D. Forsyth III
Its:	Vice President